EXHIBIT 17

FIRST AMENDMENT TO PROMISSORY NOTE

This First Amendment to Promissory Note (this “First Amendment”) is made this 26th day of June, 2009, effective as of May 11, 2009, by and between Roger A. Parker (“Maker”) and TRACINDA CORPORATION, a Nevada corporation (“Lender”).

WHEREAS, Maker executed and delivered to Lender that certain Promissory Note dated November 10, 2008, in the original principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “Original Note”); and

WHEREAS, Maker and Lender desire to amend the terms of the Original Note as set forth below (and as so amended, the “Note”).

NOW, THEREFORE, in consideration of the mutual covenants herein, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Maker and Lender agree as follows:

1. Extension of Maturity Date. The date, “May 11, 2009” set forth in the second paragraph of the Original Note setting forth when the payment of principal and interest shall be due and payable is hereby deleted and replaced by the date, “May 11, 2011”.

2. Pledge of Collateral. Pursuant to that certain Pledge Agreement of even date herewith (the “Pledge Agreement”), Maker has pledged and delivered to Lender to secure Maker’s payment and performance under the Note a total of One Million Three Hundred Thirty-Nine Thousand Three Hundred Three (1,339,303) shares of common stock of Delta Petroleum Corporation (“Collateral”) representing all such shares owned by Maker. Lender agrees that, at any time the price per share of Delta Petroleum Corporation common stock equals or exceeds $4.50 per share as reported on the NASDAQ Global Select Market or the principal securities exchange or securities market on which the Delta Petroleum Corporation common stock is then listed or quoted, at Maker’s option Maker shall be free from time to time to sell any or all of the Collateral, and Lender shall promptly release such shares from the pledge in order to facilitate such sale(s); provided that all proceeds of such sale(s) shall be applied first towards payment of interest and then towards payment of principal under the Note until the Note has been paid in full.

3. No other modifications. Except as expressly set forth in this First Amendment, all of the terms and conditions of the Note shall remain in full force and effect without modification or amendment.

IN WITNESS WHEREOF, Maker and Lender have executed this First Amendment as of the date first set forth above.

MAKER:	LENDER:

/s/ Roger A. Parker	/s/ Anthony Mandekic
Roger A. Parker	Tracinda Corporation
	By:	Secretary/Treasurer

First Amendment to Promissory Note	1